Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,

	2009	2008	2009	2008

Income from continuing operations before income taxes	$179,266	$206,522	$357,715	$409,802

Add:
Interest expense	54,991	57,689	107,194	119,457
Portion of rents representative of the interest factor	10,248	11,265	20,081	22,311
Amortization of capitalized interest	429	429	858	858

Income as adjusted	$244,934	$275,905	$485,848	$552,428

Fixed charges:
Interest expense	$54,991	$57,689	$107,194	$119,457
Portion of rents representative of the interest factor	10,248	11,265	20,081	22,311

Noncontrolling interests (Preferred stock dividends of subsidiaries), excluding taxes	7,019	7,275	14,582	14,900

Total fixed charges	$72,258	$76,229	$141,857	$156,668

Ratio of earnings to fixed charges	3.39	3.62	3.42	3.53

(1)

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

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